Louis Taubman (Admitted NY)
Email lou@lhttlaw.com

December 22, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:   Edwin Kim

Re:	Westergaard.com, Inc.
Form 10-K for Fiscal Year Ended October 31, 2008
Filed March 31, 2009
File No. 0-29761

Dear Mr. Reynolds:

This letter is provided in response to your letter dated October 30, 2009, regarding the above-referenced Annual Report for our client, Westergaard.com, Inc. (the “Company”).  Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses below refer to our client and not our law firm.

Disclosure Controls and Internal Controls

1.
We note you have stated that your “internal controls are effective at that assurance level to provide reasonable assurance that [y]our financial statements are fairly presented in conformity with accounting principles generally accepted in the United States.”  It does not appear that your certifying officers have provided their conclusion regarding the effectiveness of your disclosure controls and procedures (i.e. effective or ineffective).  Please provide us with your certifying officers’ conclusion regarding the effectiveness of your disclosure controls and procedures at October 31, 2008.  In addition, please confirm that you will provide disclosure regarding the effectiveness of your disclosure controls and procedures in future Exchange Act filings.  Refer to Item 307 of Regulation S-K.

Response:
We revised our disclosure pursuant to your comment as follows (underlined language represents new language contained in the amended Report) and confirm that we will provide disclosure regarding the effectiveness of our disclosure controls and procedures in future Exchange Act filings:

Conclusions

Based upon the Evaluation, as of October 31, 2008, our disclosure controls and procedures are designed to provide reasonable assurance of achieving our objectives. Based upon the Evaluation, our President and Treasurer concluded that (i) ~~our disclosure controls and procedures are designed to ensure that information we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that such information is accumulated and communicated to the our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure,~~ our disclosure controls and procedures are effective in ensuring that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission, and are effective in providing reasonable assurance that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Acting Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure and (ii) that our Internal Controls are effective at that assurance level to provide reasonable assurance that our financial statements are fairly presented in conformity with accounting principles generally accepted in the United States. Additionally, there has been no change in our Internal Controls that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to affect, our Internal Controls.

Signatures

2.
Please revise to include or designate the signatures of your principal executive officer and your controller or accounting officer as required by Form 10-K. See General Instructions D (2) to Form 10-K.

Response:	We revised our signatures pursuant to your comment.

Exhibit 31 Certifications

3.
Please confirm that in future filings you will designate the persons signing as principal executive officer and the person signing as principal financial officer.  The certifications filed as exhibits to this annual report designate the signers only as president and as treasurer.

Response:	We confirm that in future filings we will designate the persons signing as principal executive officer and the person signing as principal financial officer; we also revised the exhibits attached to this annual report to conform to your comment.

We understand that you may have additional comments and thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/ Louis Taubman
By: Louis Taubman,
Attorney at Law

cc:  Ms. Straton, CEO